Exhibit 99.3

VINFAST AUTO LTD.

(Incorporated in the Republic of Singapore)

(Company Registration No: 201501874G)

PROXY FORM

IMPORTANT: PLEASE READ THE NOTES OVERLEAF WHICH CONTAIN INSTRUCTIONS ON, INTER ALIA, THE APPOINTMENT OF A PROXY(IES).

I/We*, _______________________________________________________________________ (Name), NRIC/Passport Number/Company Registration Number*____________________________________________________ of ___________________________________(Address) being a member/members* of VINFAST AUTO LTD. (the “Company”), hereby appoint:

Name	NRIC/Passport No.	Proportion of Shareholdings
		No. of Shares	%
Address

and/or*

Name	NRIC/Passport No.	Proportion of Shareholdings
		No. of Shares	%
Address

or failing the person, or either or both of the persons, referred to above, the Chairperson of the Meeting as my/our proxy/proxies to vote for me/us on my/our behalf at the annual general meeting ("AGM" or "Meeting") of the Company to be convened and held by way of electronic means on June 27, 2024 at 9:00 a.m. (Eastern Standard Time) and at any adjournment thereof. I/We direct my/our proxy/proxies* to vote for or against the Resolutions proposed at the Meeting as voted as indicated in the proxy card, which accompanied the notice of the 2024 AGM. If no specific direction as to voting is given, the proxy/proxies will vote or abstain from voting at his/her/their discretion, as he/she/they* will on any other matter arising at the Meeting and at any adjournment thereof.

No.	Resolutions relating to:	For**	Against**	Abstain**
ORDINARY BUSINESS
1.	To re-elect Pham Nhat Vuong as a Director, who is retiring in accordance with Regulation 110 of the Constitution of the Company.
2.	To re-elect Le Thi Thu Thuy as a Director, who is retiring in accordance with Regulation 110 of the Constitution of the Company.
3.	To re-elect Ling Chung Yee Roy as a Director, who is retiring in accordance with Regulation 110 of the Constitution of the Company.
4.	To re-elect Tham Chee Soon as a Director, who is retiring in accordance with Regulation 110 of the Constitution of the Company.
5.	To re-elect Nguyen Thi Van Trinh as a Director, who is retiring in accordance with Regulation 110 of the Constitution of the Company.
6.	To elect Nguyen Thi Lan Anh as a Director.
7.	To approve and ratify the payment of Directors’ fees of a total amount of US$200,000 for the financial year ended December 31, 2023.
8.	To approve the payment of Directors' fees of a total amount of up to US$500,000 for the financial year ending December 31, 2024.
9.	To approve the payment of Directors' fees of a total amount of up to US$500,000 for the financial year ending December 31, 2025.
10.	To re-appoint Ernst & Young LLP and Ernst & Young Vietnam Limited as the Company’s auditors for the financial year ending December 31, 2024, and to authorize the Directors to fix each of their remunerations.
11.	To receive and adopt the Director's Statement and Audited Financial Statements (which are audited and reported on based on the Singapore Financial Reporting Standards (International) as required under the Companies Act 1967 of Singapore) for the financial year ended December 31, 2023, together with the Auditor's Report thereon.

SPECIAL BUSINESS
12.

To consider, and if thought fit, to pass the following resolution as an Ordinary Resolution:

"RESOLVED THAT authority be and is hereby given to the directors of the Company ("Directors") to:

(a)  (i) issue shares in the capital of the Company ("Shares"), whether by way of rights, bonus or otherwise; and/or (ii) make or grant offers, agreements, options, performance units, restricted share units, or other compensatory equity awards (collectively, "Instruments") that might or would require Shares to be issued, whether such issuance would occur during or after the expiration of this authority, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures, securities, rights, units, purchase contracts or other Instruments convertible into Shares, at any time and upon such terms and conditions and for such purposes and to such person(s) as the Directors may in their absolute discretion deem fit, and with such rights or restrictions as the Directors may think fit to impose and as are set forth in the Constitution of the Company; and

(b)  (notwithstanding that the authority conferred by the resolution of the shareholders of the Company may have ceased to be in force) issue Shares in pursuance of any Instrument made or granted by the Directors while the resolution of the shareholders is in force, provided that:

(A)  in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Companies Act 1967 of Singapore for the time being in force and the Constitution for the time being of the Company; and

(B)  (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next annual general meeting of the Company or the date by which the next annual general meeting of the Company is required by law to be held, whichever is the earlier."

*Delete where inapplicable

**If you wish to use all your votes “For”, “Against” or “Abstain”, please indicate with a “√” within the box provided. Otherwise, please indicate number of votes “For”, “Against” or “Abstain” for each resolution within the box provided. If you mark “√” in the “Abstain” box for a particular resolution, you are directing your proxy(ies) not to vote on that resolution.

Dated this           day of            2024

Total number of Shares in Register of Members	No. of Shares

Signature of Member(s)

or Common Seal of Corporate Member

VinFast Auto Ltd.

Proxy Form

Notes:

1.	Please insert the total number of Shares held by you. If no number is inserted, the form of proxy shall be deemed to relate to all the Shares held by you.

2.	A member of the Company will not be able to physically attend the AGM. Such member who wishes to exercise his/her/its voting rights at the AGM may (whether the member is an individual or a corporate): (a) appoint a proxy(ies) (other than the Chairperson of the Meeting) to vote by poll on his/her/its behalf; or (b) appoint the Chairperson of the Meeting as his/her/its proxy to vote by poll on his/her/its behalf. A proxy need not be a member of the Company.

3.	A member who is not a relevant intermediary is entitled to appoint not more than two proxies to attend and vote at the AGM. Where such member's instrument appointing a proxy(ies) appoints more than one proxy, the proportion of shareholding concerned to be represented by each proxy shall be specified in this Proxy Form.

4.	A proxy representing more than one member shall only count as one member for the purpose of determining the quorum of the AGM. Where a member is represented by more than one proxy, such proxies shall count as only one member for the purpose of determining the quorum of the AGM.

5.	A member who is a relevant intermediary is entitled to appoint more than two proxies to attend and vote at the AGM, but each proxy must be appointed to exercise the rights attached to a different share or shares held by such member. Where such member's Proxy Form appoints more than two proxies, the number and class of shares in relation to which each proxy has been appointed shall be specified in the Proxy Form.

“Relevant intermediary” has the meaning ascribed to it in Section 181 of the Companies Act 1967.

6.	A registered member who wishes to appoint a proxy to vote on his/her/its behalf at the AGM must complete and sign this Proxy Form, before depositing a hard copy (whether in person or by post) at Proxy Services c/o Continental Trust Services, 1 State Street, New York, NY USA 10004 no later than 9:00 p.m. on June 24, 2024 (Singapore time), being seventy-two hours before the time appointed for the AGM.

7.	If a member wishes to revoke this Proxy Form and voting instruction, such member must provide appropriate written notice to Proxy Services c/o Continental Trust Services, 1 State Street, New York, NY USA 10004, no less than 72 hours prior to the AGM. If any person's Shares in the Company are held in "street name" through a broker, bank, nominee, or other institution, such person should contact the broker, bank, nominee, or other institution which holds their Shares in the Company to determine how to change or revoke their voting instructions.

8.	In the case of an individual member, this Proxy Form must be signed by the appointor or his/her attorney. Where this Proxy Form is signed or authorised on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof must (failing previous registration with the Company) be lodged with this Proxy Form, failing which this Proxy Form will be treated as invalid.

9.	Where this Proxy Form is executed by a corporation, this Proxy Form must be given under its common seal, executed as a deed in accordance with the Companies Act 1967 of Singapore or signed on its behalf by an attorney or a duly authorised officer of the corporation, or in some other manner approved by the Directors of the Company.

10.	The Directors of the Company may, for the purposes of paragraph 8 and 9 above, designate procedures for authenticating this Proxy Form, and any such Proxy Form not so authenticated by use of such procedures shall be deemed not to have been received by the Company. The Directors of the Company may in their absolute discretion (a) approve the method and manner for an instrument appointing a proxy to be authorised; and (b) designate the procedure for authenticating an instrument appointing a proxy.

11.	A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Meeting, in accordance with Section 179 of the Companies Act 1967 of Singapore.

PERSONAL DATA PRIVACY:

By submitting an instrument appointing a proxy(ies) and/or representative(s), the member accepts and agrees to the personal data privacy terms set out in the Notice of Annual General Meeting dated May 24, 2024.

GENERAL:

The Company shall be entitled to reject this Proxy Form if it is incomplete, improperly completed or illegible, or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in this Proxy Form (including any related attachment).